SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____            No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

A circular regarding renewal of continuing connected transactions and proposed amendments to the articles of association of China Petroleum & Chemical Corporation (the “Registrant”), including a notice, a form of proxy and a reply slip each in connection with the extraordinary general meeting the Registrant, which circular is dated August 24, 2012.

Document 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of China Petroleum & Chemical Corporation and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of China Petroleum & Chemical Corporation's securities in the United States will be made only by means of a prospectus relating to such securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Independent Financial Adviser to the
Independent Board Committee and Independent Shareholders

Sinopec Corp. will hold the EGM at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing on Tuesday, 16 October 2012 at 9 a.m., and the Notice is set out in this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the  EGM.  Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

24 August 2012

CONTENTS

Page

Definitions			1

Letter from the Board			6

1.	Introduction		6

2.	Renewal of Continuing Connected Transactions		7

	2.1	Background	7

	2.2	Historical Figures and Existing Caps	11

	2.3	Estimated Cap Amounts of the Continuing Connected Transactions	13

	2.4	The HK Listing Rules and the SH Listing Rules Requirements	16

	2.5	Reasons for the Continuing Connected Transactions	16

	2.6	Approval by the Board and Independent Shareholders	17

	2.7	General Information	18

3.	Amending the Articles of Association		18

	3.1	The Amendments	18

	3.2	Details of the Amendments	18

	3.3	Effect of the Amendments	21

4.	Zhong Ke Guangdong Refinery Integration Project		21

5.	Recommendation		22

	5.1	Proposed Renewal of Continuing Connected Transactions	22

	5.2	Proposed Amendments to the Articles of Association	22

	5.3	Proposed Zhong Ke Guangdong Refinery Integration Project	22

6.	Extraordinary General Meeting		22

Letter from the Independent Board Committee			24

Letter from CMB International			26

Appendix — General Information			51

Notice of Extraordinary General Meeting			56

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"amended Continuing Connected Transactions Agreements"
collectively refer to the Mutual Supply Agreement and Cultural, Educational, Hygiene and Community Services Agreement amended by the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, and the Land Use Rights Leasing Agreement amended by the Land Use Rights Leasing Agreement Third Amendment Memo dated 24 August 2012;

"amended Mutual Supply Agreement"	the Mutual Supply Agreement amended by the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012;

"Amendments"	proposed amendments to the Articles of Association as referred to in the announcement of Sinopec Corp. dated 24 August 2012;

"Articles of Association"	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

"associates"	has the meaning ascribed to it in the HK Listing Rules;

"Board"	the board of directors of Sinopec Corp.;

"China Petrochemical Corporation"	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

"CMB International" or "Independent Financial Adviser"
CMB International Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance), has been appointed as Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders in respect of the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent  Shareholders  on  how  to  vote.  The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement;

"Company"	Sinopec Corp. and its subsidiaries;

DEFINITIONS

"Computer Software Licence Agreement"	the computer software licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain computer software of the Sinopec Group;

"Continuing Connected Transactions"	the transactions under the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

"Continuing Connected Transactions Second Supplemental Agreement"
the agreement dated 21 August 2009 entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and its members of the Sinopec Group) regarding the amendments of the terms of the Continuing Connected Transactions;

"Continuing Connected Transactions Third Supplemental Agreement"
the agreement dated 24 August 2012 entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) regarding the amendments of the terms of the Continuing Connected Transactions;

"CSRC"	China Securities Regulatory Commission;

"Cultural, Educational, Hygiene and Community Services Agreement"
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September  2000  (as  amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services  by the Sinopec Group to the Company;

"Directors"	the directors of Sinopec Corp.;

"EGM"
the first extraordinary general meeting of 2012 of Sinopec Corp. to be held, among other things, for Independent Shareholders of Sinopec Corp. to consider and to approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps);

"Exempted Continuing Connected Transactions"	the transactions contemplated under the Intellectual Property Licence Agreements;

DEFINITIONS

"HK Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"Independent Board Committee"	an independent board committee of the Board comprising all the independent non-executive Directors, namely Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan, Bao Guoming;

"Independent Shareholders"	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

"Intellectual Property Licence Agreements"	the Trademarks Licence Agreement, the Computer Software Licence Agreement and the Patents and Proprietary Technology Licence Agreement;

"Land Use Rights Leasing Agreement"	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;

"Land Use Rights Leasing (Additional) Agreement"	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by the Sinopec Group to the Company;

"Land Use Rights Leasing Agreement Amendment Memo"	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

"Land Use Rights Leasing Agreement Second Amendment Memo"	the memo dated 21 August 2009 regarding the amendments to the Land Use Rights Leasing Agreement;

"Land Use Rights Leasing Agreement Third Amendment Memo"	the memo dated 24 August 2012 regarding the amendments to the Land Use Rights Leasing Agreement;

"Latest Practicable Date"	23 August 2012

"Major Continuing Connected Transactions"
the transactions relating to the sales, purchases of the products and services and deposit of money under the Mutual Supply Agreement, subject to the Independent Shareholders' approval under the HK Listing Rules;

"Mutual Supply Agreement"
the mutual supply agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

DEFINITIONS

"Non-Major Continuing Connected Transactions"
the continuing connected transactions relating to the SPI Fund Document, the Land Use Rights Leasing Agreement, the Cultural, Educational, Hygiene and Community Services Agreement and the Properties Leasing Agreement;

"Notice"	"Notice on Further Settling the Issues Concerning the Payment of Cash Dividends by Listed Companies" (Zheng Jian Fa [2012] No. 37) issued by CSRC;

"Patents and Proprietary Technology Licence Agreement"
the patents and proprietary technology licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

"PRC" or "China"	the People's Republic of China, for the purpose of this circular, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

"Properties Leasing Agreement"	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by the Sinopec Group to the Company;

"Refinery Project"	Zhong Ke Guangdong Refinery Integration Project;

"Renewal of Continuing Connected Transactions"	Renewal of the Continuing Connected Transactions in respect of 2013 to 2015;

"Renewal of Major Continuing Connected Transactions"	Renewal of the Major Continuing Connected Transactions in respect of 2013 to 2015;

"RMB"	the lawful currency of the PRC;

"SH Listing Rules"	the Share Listing Rules of Shanghai Stock Exchange;

"Shanghai Stock Exchange"	the Shanghai Stock Exchange;

"Shareholders"	the shareholders of Sinopec Corp.;

"Sinopec Corp."	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

"Sinopec Group"	China Petrochemical Corporation, its subsidiaries and its associates (other than the Company);

DEFINITIONS

"SPI Fund Document"
a document jointly issued in 1997 by the Ministry of Finance of the PRC and the ministerial level enterprise of China Petrochemical Corporation and its associates before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation has received the premium from Sinopec Corp., the China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Sinopec Century Bright"	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

"Sinopec Finance"	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.; and

"Trademarks Licence Agreement"	the trademarks licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Executive Directors:	Registered Office:
Wang Tianpu	22 Chaoyangmen North Street
Zhang Jianhua	Chaoyang District
Wang Zhigang	Beijing 100728
Cai Xiyou	The People's Republic of China
Dai Houliang

Non-Executive Directors:
Fu Chengyu
Zhang Yaocang
Cao Yaofeng
Li Chunguang
Liu Yun

Independent Directors:
Chen Xiaojin
Ma Weihua
Jiang Xiaoming
Andrew Y.Yan
Bao Guoming

24 August 2012

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

On 24 August 2012, Sinopec Corp. announced that it had signed the Continuing Connected Transaction Third Supplemental Agreement and proposed to continue the Continuing Connected Transactions with the Sinopec Group. The Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and Non-Major Continuing Connected Transactions (including the relevant proposed caps) are subject to the Independent Shareholders' approval.

LETTER FROM THE BOARD

Reference is made to the announcement made by Sinopec Corp. on 24 August 2012 on the Renewal of Continuing Connected Transactions and the announcement by Sinopec Corp. on 24 August 2012 on the proposed amendments to the Articles of Association and the announcement on the resolutions of the Board dated 24 August 2012.

The purpose of this circular is to provide you with (1) further information in relation to the Renewal of Continuing Connected Transactions, the recommendation from the Independent Board Committee and the recommendation from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; (2) further information in relation to the proposed amendments to the Articles of Association; (3) further information in relation to the Refinery Project.

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

2.1	Background

Reference is made to Corp.'s circular dated 31 August 2009 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2009, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2012 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with the Sinopec Group will continue after 31 December 2012.

In respect of the Continuing Connected Transactions commencing from 1 January 2013, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, pursuant to which adjustments were made to the terms of certain Continuing Connected Transactions. Set out below are the summaries of the amended Continuing Connected Transactions Agreements and the transactions contemplated thereunder:

The Continuing Connected Transactions are summarised below:

(1)	Mutual Supply Agreement

China Petrochemical Corporation and  Sinopec Corp. entered into  a  mutual supply agreement on 3 June 2000 and the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, term of which will expire on 31 December 2012. Pursuant to the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, the term of the amended Mutual Supply Agreement is extended to 31 December 2015. The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal and steel; water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

LETTER FROM THE BOARD

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: fresh water, chemical water, recycled water, wind, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits in and loans from finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

According to the amended Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government- guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

The pricing mechanisms set out in (a) to (c) above are based on governmental or market pricing levels. As to the pricing mechanism set out in (d) above, the Directors believe that the 6% margin set out therein is in line with the respective business practices in the PRC market, accordingly, they are of the view that the pricing mechanisms are fair and reasonable and on normal commercial terms.

LETTER FROM THE BOARD

(2)	Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a land use rights leasing agreement on 3 June 2000, the Land Use Rights Leasing Agreement Second Amendment Memo on 21 August 2009 and the Land Use Rights Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 417,800,000 square metres. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The parcels of land leased can be divided into the following two types

(i)	Authorised land for operation; and

(ii)	Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to procure all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

(3)	Cultural, Educational, Hygiene and Community Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a cultural, educational, hygiene and community services agreement on 3 June 2000 and further entered the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, the term of which will expire on 31 December 2012. Pursuant to the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, the term of the Cultural, Educational, Hygiene and Community Services Agreement was extended to 31 December 2015. The following services are contemplated to be acquired by the Company under the Cultural, Educational, Hygiene and Community Services Agreement:

(a)
Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

LETTER FROM THE BOARD

(b)
Community services: living  services  (including management centres),  property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

The Cultural, Educational, Hygiene and Community Services Agreement has identical pricing mechanism contemplated under the amended Mutual Supply Agreement which is set out in section 2.1(1) above.

(4)	Safety Production Insurance Fund (the "SPI Fund")

With the approval of the Ministry of Finance of the PRC, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the previous six months of the Company.

After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the "Refund"). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

(5)	Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into a properties leasing agreement which term commenced on 1 January 2000. Properties leased shall mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,608,000 square metres. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by the Sinopec Group.

The properties have been leased by the Sinopec Group to the Company for a term of 20 years since 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them written notice six months before the expiry of the lease.

LETTER FROM THE BOARD

If China Petrochemical Corporation proposes to sell to a third party a property which has been leased to the Company, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

(6)	Intellectual Property Licence Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreements is extended to 31 December 2019.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay  to  China  Petrochemical Corporation all  such  expenses  which  China  Petrochemical Corporation has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

2.2	Historical Figures and Existing Caps

The historical figures for the past three financial years and the six months ended 30 June 2012 and existing caps of the above Continuing Connected Transactions are set out below:
Figures for the six months ended
	Caps for				30 June
Transactions	2012	2009	2010	2011	2012

Mutual Supply Agreement

(i) Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	RMB91.4 billion	RMB49.621 billion	RMB61.268 billion	RMB83.081 billion	RMB53.529 billion
(ii) Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	RMB142.6 billion	RMB96.179 billion	RMB95.318 billion	RMB134.547 billion	RMB61.296 billion

LETTER FROM THE BOARD

Figures for the six months ended
	Caps for				30 June
Transactions	2012	2009	2010	2011	2012

(iii) The aggregate of the average month-end balance of deposits (including accrued interests)	RMB9.5 billion	RMB3.25 billion	RMB6.444 billion	RMB6.79 billion	RMB4.528 billion
(iv) The maximum daily amount of deposits (including accrued interests)	N/A	RMB11.6 billion	RMB27.1 billion	RMB41.6 billion	RMB30.3 billion

Land Use Rights Leasing Agreement

Annual rental payable by the Company	RMB6.8 billion	RMB4.225 billion	RMB6.731 billion	RMB6.725 billion	RMB3.384 billion

Cultural, Educational, Hygiene and Community Services Agreement	RMB4.1 billion	RMB3.329 billion	RMB3.693 billion	RMB3.856 billion	RMB2.063 billion

Annual expenditures of the Company for the purchase of services from the Sinopec Group

SPI Fund Document

Annual premium payable by the	RMB3.0	RMB1.612	RMB1.783	RMB1.966	RMB1.072
Company	billion	billion	billion	billion	billion

Properties Leasing Agreement

Annual rental payable by the	RMB730	RMB419	RMB350	RMB377	RMB213
Company	million	million	million	million	million

Notes:

1.
The aggregate of the average month-end balance of deposits (including accrued interests) shall be calculated by dividing the aggregation of the month-end balance of deposits (including accrued interests) of each of the twelve months in a calendar year by twelve;

2.	The maximum daily amount of deposits (including accrued interests) shall be calculated by the maximum amount of deposits (including accrued interests) at any point of time during a day;

3.
There is no cap set over the maximum daily amount of deposits (including accrued interests) for the three years from 2010 to 2012. As such, as at the date of this circular, the caps over the aggregate of the average month-end balance of deposits (including accrued interests) had not been exceeded.

As at the date of this circular, none of the above annual caps had been exceeded.

LETTER FROM THE BOARD

2.3	Estimated Cap Amounts of the Continuing Connected Transactions

Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years from 2013 to 2015 to be as follows:

Major Continuing Connected Transactions

(1)
Annual revenues under the Mutual Supply Agreement: The products and services sold by the Company to the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials and petrochemical products such as crude oil, natural gas, refined oil products and petrochemical products. Over the past three years, international prices of raw materials such as crude oil have experienced significant fluctuation. The Brent crude oil price increased from approximately US$83.9 per barrel three years ago to the highest of approximately US$126.7 per barrel as of the date 8 April 2011.

The annual revenues received by the Company in respect of products and services provided to the Sinopec Group under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB49.621 billion, RMB61.268 billion, RMB83.081 billion and RMB53.529 billion, respectively.

Taking into account the historical figures for the past three years, the estimated growth of commercial oil reserve and material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, and in view of the revenues which will be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the transactions regarding the provision of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

•	2013 — RMB165.8 billion

•	2014 — RMB172.4 billion

•	2015 — RMB179.2 billion

(2)
Annual expenditures of the Company under the Mutual Supply Agreement: The product and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials, certain ancillary raw materials and services required by the major operating business of Sinopec Corp.

The annual expenditures in respect of products and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012 were RMB96.179 billion, RMB95.318 billion, RMB134.547 billion, and RMB61.296 billion, respectively.

Taking into account the historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials, possible increase of equity production

LETTER FROM THE BOARD

oil and increase of the petroleum ,refinery and public projects construction services, etc. provided by the Sinopec Group in the next three years, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for the Company's continued operation, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the purchase of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

•	2013 — RMB216.6 billion

•	2014 — RMB227.9 billion

•	2015 — RMB257.2 billion

(3)
The total amount of deposits (including accrued interests) under the Mutual Supply Agreement: The maximum daily amount of deposits (including accrued interests) of the Company with the Sinopec Group's financial institutions (i.e., Sinopec Finance and Sinopec Century Bright) under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012 were RMB11.6 billion, RMB27.1 billion, RMB41.6 billion and RMB30.3 billion, respectively.

Sinopec Corp. is of the view that the Sinopec Group's financial institutions can generally offer Sinopec Corp. more favourable terms and interest rates as compared to other financial institutions or banks. Under normal circumstances, the financial institutions offer higher deposit rates and lower lending rates than commercial banks. As such, Sinopec Corp. is of the view that provided that the potential risks associated can be contained, depositing with the Sinopec Group's financial institutions on a continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its Shareholders as a whole.

Deposit amounts with the Sinopec Group's financial institutions may occasionally vary significantly due to the Company's operation demands. For instance, the Company may incur high cash deposit with the Sinopec Group's financial institutions but low cash payments during public holidays in the PRC. Historically, the Company set caps over the aggregate of the average month-end balance of deposits (including accrued interests) which reflected the usual operation demands over the year. However, in order to strengthen monitoring continuing connected transactions, Sinopec Corp. will set caps over the maximum daily amount of deposits (including accrued interests) for the following years in future. Taking into account the historical figures, the future business development and the indebtedness of Sinopec Corp., the estimated cash flow situation of Sinopec Corp. in the future development, the expected increase operation scale and cash flow, increase in numbers of service stations and average throughput per station, expected increase in oil price and general increase in oil products supplied by the Company, which cause daily cash and deposit balance in the future, the proposed caps regarding the maximum daily amount of deposits (including accrued interests) with the Sinopec Group's financial institutions under the Mutual Supply Agreement are as follows:

•	2013 — RMB38 billion

•	2014 — RMB38 billion

•	2015 — RMB38 billion

LETTER FROM THE BOARD

Non-Major Continuing Connected Transactions

(4)
Land Use Rights Leasing Agreement: during 2009 to 2011 and the six months ended 30 June 2012, the rent payable under the Land Use Rights Leasing Agreement (and its amendment memos) was RMB4.225 billion, RMB6.731 billion, RMB6.725 billion and RMB3.384 billion, respectively. According to the Land Use Rights Leasing Agreement, China Petrochemical Corporation and Sinopec Corp. may agree to adjust the rent every three years.

Taking into account the significant increase in the domestic land rent in the recent years and the possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement (including the rent previously included under the Land Use Rights Leasing (Addition) Agreement), and in respect of the land leased by the Sinopec Group to the Company, will be RMB10.8 billion for each year from 2013 to 2015. The revised rent has been considered by a PRC qualified property valuer to be lower than the current market value.

(5)
Cultural, Educational, Hygiene and Community Services Agreement: The annual fees paid under the Cultural, Educational, Hygiene and Community Services Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB3.329 billion, RMB3.693 billion, RMB3.856 billion, and RMB2.063 billion, respectively. Taking into account the historical figures and the extra needs of cultural, education, hygiene and community services derived from the increase in raw materials and labour costs in future, Sinopec Corp. proposes that the annual caps for the Cultural, Educational, Hygiene and Community Services Agreement from 2013 to 2015 shall be adjusted to RMB6.8 billion.

(6)
SPI Fund Document: The premium paid under the SPI Fund Document from 2009 to 2011 and the six months ended 30 June 2012 were RMB1.612 billion, RMB1.783 billion, RMB1.966 billion and RMB1.072 billion, respectively. Due to the Company's continuous business development, acquisition of the Sinopec Group's assets and the increase in the investment in fixed assets and inventories, the relevant insured amount increased. With the said increase of the insured amount and taking into account the historical figures, it is proposed that the annual cap for the SPI Fund Document from 2013 to 2015 shall be adjusted to RMB3.3 billion.

(7)
Properties Leasing Agreement: The rent paid under the Properties Leasing Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB419 million, RMB350 million, RMB377 million and RMB213 million, respectively. Taking into account the historical figures, the properties leasing rentals increase in the recent years and the potential rental increase in the PRC real estate market in future, and in view of the necessity of the properties leasing from the Sinopec Group under the Properties Leasing Agreement for the Company's continued operation, Sinopec Corp. proposes to maintain an annual cap of RMB730 million for the rent payable under the Properties Leasing Agreement from 2013 to 2015.

LETTER FROM THE BOARD

Exempted Continuing Connected Transactions

(8)
Intellectual Property Licence Agreements: Based on the historical figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will be less than 0.1% of each of the percentage ratios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders' approval requirements pursuant to the exemption for de minimis transactions under rule 14A.33 of the HK Listing Rules.

2.4	The HK Listing Rules and the SH Listing Rules Requirements

Pursuant to the HK Listing rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 75.79% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders' approval (if necessary) requirements in respect of such continuing connected transactions.

Pursuant to Rule 14A.34 of the HK Listing Rules, the proposed annual caps of each of the transactions under 2.3(4) to (7) above (i.e. the Non-Major Continuing Connected Transactions) are less than 5% of the percentage ratios (other than the profit ratio), but more than 0.1%. Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement but exempted from independent shareholders' approval requirements under Chapter
14A of the HK Listing Rules.

Pursuant to Rule 14A.35 of the HK Listing Rules, the proposed annual caps of each of the transactions under 2.3(1) to (3) above (i.e. Major Continuing Connected Transactions) exceed 5% of the percentage ratios (other than the profit ratio). Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the HK Listing Rules.

The transactions under 2.3(1) to (7) above (including the relevant proposed caps) will be subject to the announcement and independent shareholders' approval requirements in accordance with Chapter
10 of the SH Listing Rules.

2.5	Reasons for the Continuing Connected Transactions

The Sinopec Group operated with the Company as an integrated organization prior to the reorganization of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of internal transactions were conducted every year. After the reorganization and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the Shanghai Stock Exchange, a number of transactions conducted or to be conducted between the Company and China Petrochemical Corporation and/or its associates have constituted continuing connected transactions under the HK Listing Rules and the SH Listing Rules.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm's length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship among the Company, the Sinopec Group and the companies jointly held by the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into such transactions on an continuing

LETTER FROM THE BOARD

basis is essential to the continuation of Sinopec Corp.'s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

2.6	Approval by the Board and Independent Shareholders

On 24 August 2012, the second meeting of the fifth session of the Board was convened by way of a video conference, at which the non-connected Directors approved the resolution on Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and the Non-Major Continuing Connected Transactions (including the relevant proposed caps). Each of Fu Chengyu, Wang Tianpu, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun abstained from voting due to their position as connected Directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

According to the requirements of the HK Listing Rules, an Independent Board Committee has been formed and will advise the Independent Shareholders in respect of the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

CMB International, the Independent Financial Adviser, has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with 14A.35(1) of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider and approve (if think fit), among other things, the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps). China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters.

LETTER FROM THE BOARD

2.7	General Information

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the Stock Exchange, the Shanghai Stock Exchange, and the stock exchanges of New York and London. The principal operations of the Company include: (1) exploring for and developing, producing and trading crude oil and natural gas; (2) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; (3) producing, distributing and trading chemical products.

China Petrochemical Corporation was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB231.620585 billion. Its controlling shareholder is the state. Upon reorganization in 2000, China Petrochemical Corporation transferred its principal petrochemical business to Sinopec Corp., while China Petrochemical Corporation continues to operate the remaining petrochemical facilities and small-scale oil refineries. It also provides services in well-drilling, well-measuring, under-well operation, production equipments manufacturing and maintenance, engineering construction as well as the utility projects such as water, electricity, and social services, etc.

Your attention is drawn to the texts of the letter from the Independent Board Committee and from CMB International, the Independent Financial Adviser, containing their recommendations regarding, among other things, the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps).

3.	AMENDING THE ARTICLES OF ASSOCIATION

3.1	The Amendments

Sinopec Corp. proposes to amend the Articles of Association in accordance with the requirements contained in the Notice issued by CSRC. The amendments are based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp.

3.2	Details of the Amendments

(1)	Sinopec Corp. proposes to amend Article 175 of the Articles of Association.

The current Article 175:

When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

LETTER FROM THE BOARD

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders' general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders' general meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.

is hereby proposed to be amended as follows:

When allocating the after-tax profit of the current year, the Company shall allocate ten (10) percent of its profit to the statutory surplus reserve. In the event that the statutory surplus reserve balance reaches fifty (50) percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory surplus reserve of the Company is insufficient to make up the losses of the Company occurred in the previous year, before allocating the statutory surplus reserve aforementioned, the Company shall firstly make up the losses by using the profits of the current year.

After allocating the statutory surplus reserve from the after-tax profits of the Company, the Company can allocate the discretionary surplus reserve according to the resolution at the shareholders' meeting.

The profits distributable to the shareholders of the Company, upon the approval in the shareholders' meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

(2)	Sinopec Corp. proposes to amend Article 179 of the Articles of Association.

The current Article 179:

The Company may distribute dividends in the form of:

(1)	cash;
(2)	shares.
(3)	other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company's shares is listed.

LETTER FROM THE BOARD

is hereby proposed to be amended as follows:

(1)
The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company's sustainable development.

(2)
The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company's shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)
The Company shall distribute cash dividends when the Company's net profit and retained earnings, in separate financial statement are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)
The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company's own operations or financial conditions, or where the Company's board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders' meeting for approval by special resolution. The convening of shareholders' meeting shall comply with regulatory provisions in the place where the Company's shares are listed.

(5)
The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders' meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue  independent  opinions  whilst  the  board  of  directors  shall  give  specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders' meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 182 of the Articles of Association.

LETTER FROM THE BOARD

3.3	Effect of the Amendments

The amendments to the current Article 175 and Article 179 reflect the requirements regarding the articles of association of the domestically listed companies contained in the Notice issued by CSRC. As the shares of Sinopec Corp. are also listed on the Shanghai Stock Exchange and regulated by CSRC, Sinopec Corp. should also fulfill the requirements contained in the Notice.

Specifically, the Notice requires the listed companies to amend their articles of association, specifying dividends distribution policy and procedures, especially the distribution of dividends in cash. The Amendments are based on the regulatory requirements with reference to the amendment recommendations contained in the "Notice Regarding Further Improvement of Cash Dividends Distribution of Listed Companies" (Jing Zheng Gong Si Fa [2012] No.101) issued by CSRC Beijing Bureau and the practices of both domestically and overseas listed companies, and Sinopec Corp. also pays due consideration to the investor returns in combination with the actual situation of Sinopec Corp. As such, Sinopec Corp. proposes to add terms in respect of the principle of dividends distribution by Sinopec Corp. (sub-paragraph (1) and (2) of the amended Article 179), a term in respect of the conditions and percentage requirements for the distribution of dividends in cash (sub-paragraph (3) of the amended Article 179), a term in respect of the adjustment of profits distribution policy (sub-paragraph (4) of the amended Article 179), a term in respect of the procedures to approve the profits distribution plan (sub-paragraph (5) of the amended Article 179).

To avoid duplication, it is proposed to delete sub-paragraph (5) of the current Article 175, which will be contained in sub-paragraph (1) of the amended Article 179.

The Amendments will be beneficial in terms of enhancing the transparency of dividends distribution in cash by Sinopec Corp. and offering a steady expectation of return to the investors.

4.	ZHONG KE GUANGDONG REFINERY INTEGRATION PROJECT

Reference is made to Sinopec Corp.'s announcement on the resolutions of the Board dated 24 August 2012. Sinopec Corp. plans to construct the Refinery Project either through self-development or through co-funding development with other parties, with an investment of approximately RMB 59 billion. The scale of the Refinery Project will be determined on the basis of producing 15 million tonnes per annum refined oil and 1 million tonnes per annum ethylene. It is currently estimated that the construction of the Refinery Project will include refining operations, chemical equipment, utility systems and the auxiliary facilities, and the project outside the plant. The Refinery Project is still at the preliminary planning stage and Sinopec Corp. is still in the process of optimising the details of the Refinery Project. As at the date of the circular, there is no legally binding cooperation agreement signed between Sinopec Corp. (or any of its subsidiaries) and any independent third party in respect of the Refinery Project. The Refinery Project does not constitute the "transaction" under Chapter 14 of the HK Listing Rules. However, since its estimated total amount of investment exceeds 5% of the total net assets value of Sinopec Corp. as of 31 December 2011, according to the Articles of Association and the Rules and Procedures for Shareholders' General Meetings of Sinopec Corp., the Refinery Project will be subject to the Shareholders' approval at the general meeting of Sinopec Corp. Should there be any significant changes to the Refinery Project, e.g., Sinopec Corp. decides to develop the Refinery Project by way of joint venture cooperation with other parties, Sinopec Corp. shall fulfil the regulatory requirements of the places where the shares of Sinopec Corp. are listed.

LETTER FROM THE BOARD

5.	RECOMMENDATION

5.1	Proposed Renewal of Continuing Connected Transactions

The Board considers that the terms of each of the Continuing Connected Transactions and the relevant proposed caps for the Continuing Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and each of the Continuing Connected Transactions is in the interests of Sinopec Corp. and the Shareholders as a whole.

Accordingly, the Board recommends that the Shareholders vote in favour of all resolution(s) which will be proposed at the EGM in relation to the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps). As mentioned above, CMB International has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

The Independent Board Committee, having taken into account the advice of CMB International, considers that the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions are fair and reasonable, on normal commercial terms and in the interests of Sinopec Corp. and the Shareholders as a whole so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders vote in favour of the relevant ordinary resolution which will be proposed at the EGM.

The text of the letter from Independent Board Committee is set out on pages 24 to 25 of this circular and the text of the letter from CMB International containing its advice is set out on pages 26 to 50 of this circular.

5.2	Proposed Amendments to the Articles of Association

The Board considers that the Amendments are in the interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the relevant special resolution which will be proposed at the EGM.

5.3	Proposed Zhong Ke Guangdong Refinery Integration Project

The Board considers that the Refinery Project is in the interests of Sinopec Corp. and its shareholders and accordingly recommends the shareholders to vote in favour of the relevant ordinary resolution which will be proposed at the EGM.

6.	EXTRAORDINARY GENERAL MEETING

You will find on pages 56 to 57 of this circular a notice of the EGM to be held at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing on Tuesday, 16 October 2012 at 9 a.m.

LETTER FROM THE BOARD

A form of proxy for use in connection with the EGM has already been dispatched to shareholders. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

China Petrochemical Corporation and its associates will abstain from voting on the ordinary resolution in respect of the Renewal of Continuing Connected Transactions at the EGM.

Shareholders (or their proxies) will vote by poll.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Independent Directors
    Chen Xiaojin
Ma Weihua
Jiang Xiaoming
Andrew Y. Yan
Bao Guoming

24 August 2012

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular (the "Circular") dated 24 August 2012 issued by Sinopec Corp. to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We are writing to you to set out our recommendation whether or not the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) are fair and reasonable so far as the Independent Shareholders are concerned. The terms, caps and the reasons for the Major Continuing Connected Transaction are summarised in the letter from the Board set out on pages 6 to 23 of the Circular. In considering the fairness and reasonableness, the Independent Board Committee have been advised by CMB International. You are strongly urged to read CMB International's letter to the Independent Board Committee which is set out on pages 24 to 25 of the Circular.

RECOMMENDATION

We have discussed with the management of Sinopec Corp. the reasons for the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps), the mechanism for the determination of the price for the Major Continuing Connected Transaction, the terms of thereof, and the basis upon which their terms have

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

been determined. We have also considered the key factors taken into account by CMB International in arriving at its opinion regarding the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps) as set out in the letter from CMB International on pages 26 to

50 of the Circular, which we urge you to read carefully.

The Independent Board Committee concurs with the views of CMB International and consider that the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps) to be in the best interest of Sinopec Corp. and its Shareholders and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders vote in favour of the ordinary resolution relating to the matters set out in the Circular which is contained in the notice of the EGM at the end of the Circular.

Yours faithfully,

Chen Xiaojin	Ma Weihua	Jiang Xiaoming	Andrew Y. Yan	Bao Guoming

Independent Non-executive Directors

LETTER FROM CMB INTERNATIONAL

The following is the text of a letter from CMB International Capital Limited for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee and Independent Shareholders in connection with the terms of the proposed caps in respect of the Major

Continuing Connected Transactions.

CMB International Capital Limited Units 1803-04, 18/F, Bank of America Tower 12 Harcourt Road Central, Hong Kong

24 August 2012

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1)	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2013 TO 2015

(2)	EXPLANATION OF DURATION OF THE LAND USE RIGHTS LEASING AGREEMENT, SPI FUND DOCUMENT AND PROPERTIES LEASING AGREEMENT FOR LONGER THAN THREE YEARS

Introduction

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Major Continuing Connected Transactions (including the relevant proposed caps) with respect to the amended Mutual Supply Agreement between Sinopec Corp. and China Petrochemical Corporation. Pursuant to the HK Listing Rules, the Major Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at the Extraordinary General Meeting of Sinopec Corp.. Also, we are engaged by Sinopec Corp. to opine on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement between Sinopec Corp. and China Petrochemical Corporation for longer than three years. Details of the Continuing Connected Transactions (including the Major Connected Transactions and the relevant proposed caps) are set out in the circular to its Shareholders dated 24 August 2012 (the "Circular") issued by Sinopec Corp., of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

On 31 August 2009, Sinopec Corp. released the announcement and circular of the Continuing Connected Transactions between Sinopec Corp. and China Petrochemical Corporation and/or its associates. The Major Continuing Connected Transactions and the relevant annual caps for the three years ending 31 December 2012 were approved by independent shareholders in the extraordinary annual general meeting held on 15 October 2009. Sinopec Corp. expects to continue the Continuing Connected Transactions after 31 December 2012.

LETTER FROM CMB INTERNATIONAL

China Petrochemical Corporation is a controlling shareholder of Sinopec Corp.. By virtue of the above, China Petrochemical Corporation is a connected person of Sinopec Corp. under the HKEx Listing Rule. Accordingly, transactions between Sinopec Corp. and China Petrochemical Corporation constitute connected transactions of Sinopec Corp. under the Chapter 14A of the HK Listing Rules and are subject to reporting, announcement and independent shareholders' approval requirements under the HK Listing Rules.

Sinopec Corp. announced that the Board has approved the Renewal of Continuing Connected Transactions for 2013 to 2015. As Sinopec Corp. would continue the Continuing Connected Transactions after 31 December 2012 and therefore will, in accordance with the HK Listing Rules, comply with the provisions of Chapter 14A of the HK Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2013 to 31 December 2015), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Major Continuing Connected Transactions (including the relevant proposed caps).

As advised by the Company management, the Audit Committee of the Board has reviewed the terms under the Connected Transaction Agreement and the proposed caps of the Major Continuing Connected Transactions, and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Audit Committee suggested the independent directors of Sinopec Corp. and the Independent Shareholders to consent to such transactions.

An Independent Board Committee has been formed by Sinopec Corp. to advise the Independent Shareholders in connection with the terms of the proposed caps in respect of the Major Continuing Connected Transactions. We, CMB International Capital Limited ("CMB International"), have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Major Continuing Connected Transactions are entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of such transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of, the Company and the Shareholders as a whole, and whether the proposed caps in respect of the Major Continuing Connected Transactions are reasonably determined. We are also engaged to explain whether the longer period of the Land Use Rights Leasing Agreement, SPI Fund Document and Properties Leasing Agreement is of a normal business practice for contracts of this type to be of such duration.

CMB International is a licensed corporation to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO. CMB International and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of Sinopec Corp. for client accounts.

LETTER FROM CMB INTERNATIONAL

Basis of our opinion

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the pricing of the Major Continuing Connected Transactions. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of Sinopec Corp., China Petrochemical Corporation, or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of Sinopec Corp., China Petrochemical Corporation, or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Major Continuing Connected Transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Major Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Major Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Major Continuing Connected Transactions (including the relevant proposed caps), the duration of the Land Use Rights Leasing Agreement, SPI Fund Document and Properties Leasing Agreement, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

LETTER FROM CMB INTERNATIONAL

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.	BACKGROUND OF CONTINUING CONNECTED TRANSACTIONS

1.1	Amended Mutual Supply Agreement

China Petrochemical Corporation and Sinopec Corp. entered into the Mutual Supply Agreement on 3 June 2000. China Petrochemical Corporation and Sinopec Corp. entered into the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, term of which will end on 31 December 2012.

Reference is made to Sinopec Corp.'s circular dated 31 August 2009 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2009, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2012 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

In order to satisfy the products and services required by China Petrochemical Corporation and Sinopec Corp., Sinopec Corp. would continue the Continuing Connected Transactions after 31 December 2012 and therefore will, in accordance with the HK Listing Rules, comply with the provisions of Chapter 14A of the HK Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2013 to 31 December 2015), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Major Continuing Connected Transactions (including the relevant proposed caps).

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Details of the Major Continuing Connected Transactions under the Continuing Connected Transactions Third Supplemental Agreement are set out as follows:

	Transaction	Description
(1)	Products and services which are contemplated to be supplied by the Company to the Sinopec Group
Products and services including crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

(2)	Products and services which are contemplated to be acquired by the Company from the Sinopec Group	i)
Supply: fresh water, chemical water, recycled water, electricity, steam, wind, hydrogen, nitrogen, heat, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas and other related or similar products and services.

		ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.
iii)
Ancillary production:  well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation,  production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(3)	Other products and services which are contemplated to be acquired by the Company from the Sinopec Group
Including deposits and loans of  finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labor services, asset leasing and other related or similar services.

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Sinopec Group has extensive experience in exploration and development of oil and natural gas projects in the world, offering a premier refinery and technical services to the Company. Sinopec Group is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Sinopec Group offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services.

1.1.1	Basis for Pricing

According to the amended Mutual Supply Agreement, the transactions under such agreement shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or services, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost (the "6% Margin").

Based on the above, the priority is set from (a) to (d) such that the price mechanism in (b) to (d) would only apply where the preceding price mechanism(s) are inapplicable. Pricing mechanism (a) and (b) are based on government-prescribed price or government-guidance price; while (c) is based on market price, we are of the opinion that using government-prescribed price, government-guidance price or market price are the fair pricing mechanisms references as they are either under government direction or market forces. As such, we are of the opinion that price mechanism in (a) to (c) are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

For the Major Continuing Connected Transactions under the amended Mutual Supply Agreement, we understand from the Company management that majority of the pricing of (1) products and services to be provided by the Company to Sinopec Group and (2) production services to be provided by Sinopec Group to the Company, and the storage and transportation services and the ancillary production service are mainly based on pricing principles (a), (b) or (c) mentioned above according to the amended Mutual Supply Agreement.

As for price mechanism (d) which are mainly applicable to products and services such as water, electricity, gas, heat and regular maintenance services, the Directors advised that the 6% Margin in respect to the categories of products stated above is what they believed to be the normal practice in the PRC across respective industries. Such margin has taken into account, among other things, the costs, selling expenses, administrative expenses and other miscellaneous expenses incurred for providing such products or services, as well as the margin required for providing such products and services.

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In order to assess the fairness and reasonableness of the 6% Margin set out in the pricing mechanism (d) above, we have identified the Company's operating margin for the past 5 years and the trend. Based on our review on the published financial statements of the Company, we have noted that the operating profit margin for the years ended 31 December 2007, 2008, 2009, 2010 and 2011 were approximately 7.3%, -1.2%, 8.0%, 6.3% and 4.3% respectively, with an average over five years of approximately 4.9%. The decrease in operating margin of 2008 was mainly due to the drastic changes in global markets, such as the soaring international crude oil prices from January 2008 to July 2008, and China's tightened control over domestic prices of refined oil, which has resulted in a substantial reduction of the Company's operating margin. Excluding the exception of 2008, the average operating margin from 2007 to 2011 was 6.5%, which approximates the 6% Margin, in pricing mechanism (d) with immaterial variance; we are of the opinion that the 6% Margin in pricing mechanism (d) is reasonable.

Pursuant to the Mutual Supply Agreement, the depository services have been ongoing since 3 June 2000, the Company receives depository services and receives interests in respect of the depository services provided by the Sinopec Finance, a company is 51% owned by the China Petrochemical Corporation and 49% owned by Sinopec Corp, as well as Sinopec Century Bright, a wholly owned subsidiary of China Petrochemical Corporation (together known as the "Finance Companies") of the Sinopec Group. The scope of businesses of the Finance Companies include without limitation, amongst other things, depository services, the loans services and the clearing and settlement services provided to members of the Sinopec Group and the Company. The services will be provided to the Company based on the pricing policies of the Finance Companies, the interest rates provided by the Finance Companies to the Group will be no less favorable than the interest rates offered by third party banks. Such depository service provided by the Finance Companies to the Company pursuant to the Mutual Supply Agreement and the Continuing Connected Transactions Third Supplemental Agreement is for a term of three years from 1 January 2013 and ending on 31 December 2015 renewable upon the approval of Stock Exchange and Shanghai Stock Exchange.

We also noted that the interest rates of depository services provided under the Mutual Supply Agreement, the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement are determined in accordance with the relevant interest rates for the same period published by the People's Bank of China in the PRC for Sinopec Finance; and for Sinopec Century Bright, the interest rate is determined with reference to the market deposit interest rate in its offshore locations and its own cost of funding. The interest rates, fee rates and other terms offered by the Finance Companies are no less favourable than the interest rates, fee rates and other terms for the provision of funds and services for the same period offered by independent third party commercial banks to the Company.

Based on the above, we are of the opinion that the pricing mechanism of amended Mutual Supply Agreement is fair and reasonable and in the interest of the Company and its Shareholders as a whole.

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1.2  Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into the Land Use Rights Leasing Agreement on 3 June 2000, the Land Use Rights Leasing Agreement Amendment Memo on 22 August 2008, the Land Use Rights Leasing Agreement Second Amendment Memo on 21 August 2009 and the Land Use Rights Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 417,800,000 square meters. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp. According to the Land Use Rights Leasing Agreement, the Land Use Rights Leasing Agreement Amendment Memo and the Land Use Rights Leasing Agreement Second Amendment Memo, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

The parcels of land leased can be divided into the following two types

(i)        Authorised land for operation; and

(ii)        Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to procure all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

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We have assessed the duration of lease term for 40 to 50 years, whether it is normal business practice that has commercial justification and whether it is necessary for the Company to pursue its long term business development based on the following factors:

(a)
We have discussed with the management the rationale for the duration of the Land Use Rights Leasing and we are given to understand that the relevant land leases are of material significance to the Company's operation. Therefore having entered into the long lease term is to the benefit of the Company and would minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term;

(b)
We believe that the certain assets of the Company are located on the lands leased from China Petrochemical Corporation, and the continued operation of such assets would depend on the Company's ability to continue to lease the relevant land;

(c)
According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years. The revised rent shall be determined with reference to local market price and shall not be higher than the average prevailing market rent as confirmed by an independent valuer, in this case, Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited. Beijing Zhongdi Huaxia Valuation Consultation Centre Company Limited is a professional property valuer incorporated in the PRC, and is a third party companies independent of the Company and its connected persons;

(d)	According to the Land Use Rights Leasing Agreement, the Company may, by giving six months' written notice, terminate the lease of all or part of the leased lands; and

(e)	We have searched publicly available information regarding the lease of land use rights which involves contracts with lease term of exceeding three years:

i)
We noted from the circular of Petrochina Company Limited ("Petrochina") (Stock Code: 857.HK) dated 5 September 2011 that Petrochina entered into a land use rights leasing agreement with China National Petroleum Corporation and its subsidiaries (collectively known as the "CNPC Group") in March 2000 pursuant to which Petrochina agreed to lease certain land use rights from CNPC Group. CNPC Group has leased parcels of land situate at 16 different provinces/municipalities throughout the PRC to Petrochina in connection with and for the purpose of all aspects of the operations and business of Petrochina covering an aggregate area of approximately 1,782.6 million square meters for a term of 50 years.

ii)
We also noted from the circulars of Aluminium Corporation of China Limited ("Chalco") (Stock Code: 2600.HK) dated 13 November 2009 and 27 December 2006 respectively, Chalco had entered into a land use rights leasing agreement with Aluminium Corporation of China ("Chinalco") in November 2001 regarding the lease of certain land use rights in the PRC by Chalco from Chinalco with an aggregate area

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of approximately 58.3 million square meters. The lease term for each piece of allocated land is 50 years and the lease term for each piece of land over which Chinalco has been granted land use rights is until the date of expiry of the relevant land use rights certificates.

Based on our research from publicly available information with reference to other land use rights leases, we consider that it is normal business practice for agreements of a similar nature to the Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo, to be of such duration. Based on the above, we are of the view that it is fair and reasonable, it is normal business practice that has commercial justification and necessary for the Company to entered into the Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo, to be of a longer period than three years.

1.3        SPI Fund Document

According to the Letter from the Board, with the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund which currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company, effective on 1 January 1997.

Under the SPI Fund Document, the Company is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

After the receipt by China Petrochemical Corporation of the premium from the Company, China Petrochemical Corporation will refund 20% of the paid premium to the Company, if the Company pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would equal to 17% of the paid premium if the Company fails to pay the semi-annual premium on time. The Refund shall be used by the Company in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and awards to units and individuals who have made a special contribution to safety production.

The establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document must be approved by the Ministry of Finance. It is impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the Listing Rules. As such, we are of the view that it is normal business practice for contracts similar to the SPI Fund Document with a term exceeding three years.

1.4        Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and the Sinopec Corp. entered into the Properties Leasing Agreement which term commenced on 1 January 2000. Properties leased are mainly used for ancillary production facilities, office premises and petrol stations operated by the Company.

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Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with aggregate gross floor area of approximately 2,608,000 square meters. The rent as listed in properties Leasing Agreement is determined by house floorage, location, utility, and so on. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by China Petrochemical Corporation.

According to Properties Leasing Agreement, if China Petrochemical Corporation intends to sell the properties leased to the Company to a third party, the Company shall have the preemptive right to purchase the properties with the same terms and conditions.

The properties are leased for a term of 20 years commencing from 1 January 2000.

We are of the opinion that it is fair and reasonable and is normal business practice for Properties Leasing Agreement with a leasing term of 20 years, based on the following reasons:

(a)	we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term;

(b)
as we are aware of certain assets of the Company are located on the buildings leased from China Petrochemical Corporation, and the continued operation of such assets would depend on the Company's ability to continue to lease the relevant buildings;

(c)	based on the Properties Leasing Agreement, the rent will be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent; and

(d)	according to the Properties Leasing Agreement, the Company may, by giving six months' written notice, terminate the lease of all or part of the leased properties.

2.	REASONS FOR AND BENEFITS OF THE MAJOR CONTINUING CONNECTED TRANSACTIONS

The Major Continuing Connected Transactions are subject to the proposed caps whereby for each of the three years ending 31 December 2013, 2014 2015, the monetary value of the Major Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the Letter from the Board contained in the Circular. As mentioned in the Letter from the Board, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company and will continue to be agreed on an arm's length basis with terms that are fair and reasonable and in the interest of the Company and the Shareholders as a whole. Given the Company has maintained long-term relationship with the Sinopec Group, it is beneficial to the Company to continue to enter into the Major Continuing Connected Transactions as they have facilitated and will facilitate the operation and growth of the Company's business. Also, the Major Continuing Connected Transactions will be conducted on normal commercial terms or on terms no less favorable than those available to the Company from independent third parties.

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3.	PROPOSED CAPS OF MAJOR CONTINUING CONNECTED TRANSACTIONS

In assessing the fairness and reasonableness of the proposed caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the proposed caps.

The table below sets out (i) the historical transaction figures for the three years ended 31 December 2009, 2010 and 2011 and the six months ended 30 June 2012; (ii) annual caps under the existing waiver for the years ended 31 December 2011 and the year ending 31 December 2012; and (iii) the proposed caps for each of the three years ending 31 December 2013, 2014 and 2015 of the Major Continuing Connected Transactions.

		Historical figures (in RMB billion)				Annual caps (in RMB billion)		Proposed caps (in RMB billion)
		For the years ended 31 December			For the 6 months ended 30 June 2012			For the years ending 31 December
		2009	2010	2011		2011	2012	2013	2014	2015

3.1	Annual expenditures of the Company for the purchase of products and services (except for financial services) from China Petrochemical Corporation	96.2	95.3	134.5	61.3	137.8	142.6	216.6	227.9	257.2

3.2	Annual revenues generated by the Company for the sale of products and services (except for provision of guarantee) to China Petrochemical Corporation	49.6	61.3	83.1	53.5	88.5	91.4	165.8	172.4	179.2

As at the date of this letter, none of the above annual caps for the year ending 31 December 2012 had been exceeded.

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3.1	Annual Expenditures of the Company for the Purchase of Products and Services (except for financial services) from China Petrochemical Corporation

As mentioned in the Letter from the Board in this Circular, the products and services which are contemplated to be acquired by the Company under the amended Mutual Supply Agreement include as follows:

(a)
Supply: fresh water, chemical water, recycled water, wind, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas and other related or similar products and services.

(b)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(c)
Ancillary production:  well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(d)	Others: deposits and loans of finance companies, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

As discussed with the Company management, the proposed caps for the products and services (except for services which are less than 5% of the applicable percentage ratios) purchased by the Company from China Petrochemical Corporation are determined with reference to:

(a)	The last three years' transactions conducted and transaction amounts in respect of products and services provided by Sinopec Group to the Company.

(b)	The possible price alteration in raw materials, products and services (such as crude oil, natural gas, refined and petrochemical products) in the next three years.

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(c)
The estimated growth in the demand of products and services (in particular the increase of equity  production oil and increase of the petroleum, refinery and public projects construction services, etc) from China Petrochemical Corporation as a result of business growth of the Company, the increasing overseas business developments of the Company (including any acquisition, joint-ventures and strategic cooperation with overseas companies) and expected increase in purchase of crude oil reserve for commercial purpose from the Sinopec Group.

The Company has complied with the above forecasts based on due and careful analysis of, among other things, relevant global economic figures, regional economic figures and trend analysis of key industry trends in the PRC, as well as its own business development plan. We consider such analysis to be reasonable for determining future volume of relevant transactions.

The Directors are of the view that the proposed caps will provide sufficient increment to the Company in meeting future demand and capture its expansion plan.

Based on the Company's 2011 audited financial statements, the amount of actual transaction was approximately RMB136.5 billion, while the annual caps for 2011 was RMB137.8 billion which equivalent to approximately 5.6% of the total operating expenses. We noted that the proposed caps for the years ending 31 December 2013, 2014 and 2015 (which are RMB216.6 billion, RMB227.9 billion and RMB257.2 billion respectively) represents approximately 51.8%, 59.8% and 80.3% increment respectively when compared to the annual caps for 2012. The significant increment in proposed annual caps were based on the Company's expected increment in its raw material, construction and public services to be acquired from Sinopec Group, following the Company's expansion and increased corporate actions within PRC and overseas.  China Petrochemical Corporation  has  extensive experience in supplying of key materials for the Company's production, including equity production oil, providing storage and transportation services, and providing ancillary production services to the Company. China Petrochemical Corporation has, from time to time, update and optimize the existing technologies, products and processes to upgrade the products and services provided to the Company.

In arriving at the proposed caps of the Major Continuing Connected Transactions for products and services to be acquired by the Company from Sinopec Group for the three years ending 31 December 2015, the Company has estimated the future crude and refined oil prices based on the experience with reference to the historical crude and refined oil prices fluctuations and expected future prices fluctuation. We are given to understand that the Company estimated the international crude oil prices will remain at high level of approximately USD115 per barrel in the coming three years, which the Company has used to estimate for the proposed annual caps accordingly, as compared to approximately USD85 per barrel for the three years ending 31 December 2012. The Company also anticipates that the domestic refined oil prices to increase slightly due to increase in international crude oil price.

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Below is the world major crude oil index from 1 January 2010 to 31 July 2012:

World Major Crude Oil Price Index

According to the information obtained from Bloomberg, the closing prices of crude oil from 1 January 2012 to 31 July 2012 ranged from about US$77.7 per barrel to US$133.3 per barrel. The prices of crude oil closed at above US$90 per barrel during most of the time in the first seven months ended 31 July 2012. According to the International Energy Outlook 2012 presented by Energy Information Administration, Official Energy Statistics from the U.S. Government, they predict that the international crude oil prices for 2013, 2014 and 2015 will remain high at approximately US$106.6, US$110.9 and US$114.0 per barrel respectively. Despite the recent slight decrease of crude oil price, taking into account the historical crude oil prices fluctuation and the future oil prices as estimated in the International Energy Outlook 2012, we consider that the Company's estimation of the international crude oil prices is in line with market expectations.

Owing to the long-term co-operation relationship between the Company and Sinopec Group and the advantages, sound reputation and vast scale of Sinopec Group in various aspects, the Directors are of the opinion that entering into such transactions on a continuing basis is essential to the continuation of the Company's business and will be beneficial to the Company as the transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation. We consider that the purchase of products and services, in particular the raw materials, the construction and public services (except for financial services) of the Company from Sinopec Group are necessary and essential to the Company and are in the interests of the Company and its Shareholders as a whole.

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We are of the view that, given the increment in the amount of crude oil provided by Sinopec Group due to the Sinopec Group's increased overseas developments, increase in equity production oil and volatility of the price in raw materials supplies and transportation costs, the dominant position of the Company in the PRC, the long-term relationship between the Company and Sinopec Group, and the strategic importance of such transactions, increase the proposed caps compared to the caps of the year 2012 can be justified. We are of the view that the proposed caps are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

3.2	Annual Revenues Generated by the Company for the Sale of Products and Services (except for provision of guarantee) to China Petrochemical Corporation

As mentioned in the Letter from the Board in this Circular, the products and services which are contemplated to be supplied by the Company under the amended Mutual Supply Agreement, include crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

As discussed with the Company, the proposed caps of the sales of products and services (except for provision of guarantee which applicable percentage ratios less than 5%) by the Company to China Petrochemical Corporation are determined by reference to:

(a)	The transactions conducted and transaction amounts in respect of products and services provided by the Company to China Petrochemical Corporation over the previous 3 years.

(b)
The expected growth in products and services supplied to the Sinopec Group as a result of business growth of the Company, as well as the expected increase in crude oil reserves for commercial purpose of China Petrochemical Corporation.

(c)	The volatility of price in raw materials and products such as crude oil, natural gas, oil refinery and petrochemical products.

In arriving at the Proposed Caps for products and services to be supplied by the Company to Sinopec Group for the three years ending 31 December 2015, the Company has estimated the future crude and refined oil prices based on the experience with reference to the historical crude and refined oil prices fluctuations and expected future prices fluctuation. We are given to understand that the Company estimated the international crude oil prices will remain at high level of approximately USD115 per barrel in the coming three years, which the Company has used to estimate for the proposed annual caps accordingly, as compared to approximately USD85 per barrel for the three years ending 31 December 2012. Please refer to the aforesaid analysis on crude oil price for further reference.

The Company has complied with the above forecasts based on due and careful analysis of, among other things, relevant global economic figures, regional economic figures and trend analysis of key industry trends in the PRC. We considered such analysis to be reasonable for determining future volume of relevant transactions.

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Based on the Company's 2011 audited financial statements, the actual transaction for the year ended 31 December 2011 was approximately RMB83.1 billion while the annual caps for 2011 was RMB88.5 billion. We note that the proposed caps for the years ending 31 December 2013, 2014 and 2015 (which are RMB165.8 billion, RMB172.4 billion and RMB179.2 billion respectively) represent approximately 81.4%, 88.6% and 96.1% increment respectively when compared to the annual caps for 2012.

Annual revenue generated by the Company for the sale of product and services (except for provision of guarantee) to China Petrochemical Corporation for the three years ended 31 December 2009, 2010 and 2011 accounted for approximately 3.7%, 3.2% and 3.3% of the total revenue of the Company in respective years. In view of (i) the long-term co-operation relationship between the Company and China Petrochemical Corporation; (ii) the sales volume to China Petrochemical Corporation; and (iii) the fact that such transactions are in normal commercial terms, we consider that entering into such transactions on a continuing basis with China Petrochemical Corporation will generate stable income to the Company, and hence, will be beneficial to the Company and is in the interest of the Company and its Shareholders as a whole.

We are of the view that, given increase in amount of crude oil provided by the Company to Sinopec Group and the Company expects an increase the oil price, higher proposed caps compared to the annual caps of the year 2012 can be justified. We are of the view that the proposed caps are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

3.3	Depository service and interests received in respect of the depository service

Pursuant to the Mutual Supply Agreement, the depository services have been ongoing since 3 June 2000, the Company receives depository services and receives interests in respect of the depository services provided by the Sinopec Finance and Sinopec Century Bright of the Sinopec Group.

i)   Sinopec Finance

Sinopec Finance is a registered financial institution in the PRC which was incorporated on 8 July 1988 and it is licensed by the People's Bank of China (the "PBOC") and China Banking Regulatory Commission (the "CBRC"), with a registered capital of RMB10 billion; it is 51% owned by the China Petrochemical Corporation and 49% owned by Sinopec Corp, hence the profits after tax are shared base on the percentage of shareholdings.

ii)   Sinopec Century Bright

Sinopec Century Bright is a licensed corporation governed by the Money Lenders Ordinance and the Money Lenders Regulations of Hong Kong which was incorporated on 29 November 1994, with a registered capital of HKD 75 million, with net asset as at 30 June 2012 amounted to USD1.88 billion; it is a wholly owned subsidiary of China Petrochemical Corporation and it is approved by the State Administration of Foreign Exchange (the "SAFE") as a offshore settlement center for centralized cash management for the members of the Sinopec Group in year 2007 under the Huifu [2007] No. 278.

LETTER FROM CMB INTERNATIONAL

The operations of Sinopec Finance are subject to the on-going supervision of the CBRC. The operations of Sinopec Century Bright is governed by the licensing court, Registrar of Money Lenders and Commissioner of Police of Hong Kong, as well as under the on-going supervision of the SAFE being a wholly owned subsidiary of a state owned enterprise. The Finance Companies are also subject to on-going supervision of the Sinopec Group. The scope of businesses of Sinopec Finance and Sinopec Century Bright include without limitation to, amongst other things, depository services, the loans services and the clearing and settlement services.

The Finance Companies act as the treasury management platform for the Company and the Sinopec Group. The pool of fund deposited at the Finance Companies enables centralized treasury management for the inflows and outflows of fund requirements. While ensuring the safety of the funds, it also reduces the necessity of obtaining loans from third party banks or other financial institutions and hence the Company would ultimately achieve a lower cost of funding. In this context, the centralized management of funds is considered desirable by the Company's management and provides substantial benefits in improving the safety, operational efficiencies and cost efficiencies; while enhancing its risk management and helping to optimize capital structure.

Risk management measures to safeguard the interests of the Company

As advised by the Directors, the Company, Sinopec Finance and Sinopec Century Bright will adopt various risk management measures in relation to the services to be provided by Sinopec Finance and Sinopec Century Bright in order to ensure protection of the interest of the Shareholders. Sinopec Finance and Sinopec Century Bright both have stringent internal control policies and risk management system formulated by the Sinopec Group.

The risk management measures of Sinopec Finance include but not limited to the following:

i)
The Company's finance department is responsible for obtaining the audited annual financial reports and relevant qualifications and business licenses of Sinopec Finance to monitor and assess the financial position of Sinopec Finance.

ii)
The Company's finance department is responsible for preparing risk assessment reports of the funds deposited at Sinopec Finance regularly. The reports are then submitted to the Company's board for approval and disclosure in the Company's interim and annual reports. The Company should nominate directors of Sinopec Finance to monitor and inspect the risk exposures of the Company's deposits.

iii)
The Company requests Sinopec Finance to provide certain financial indicators within 20 working days after the end of each quarter end, for Sinopec Finance department to assess the financial condition of Sinopec Finance and in case of any financial indicators are below the expected levels, the Company should reconsider whether to continue receiving any services from Sinopec Finance.

LETTER FROM CMB INTERNATIONAL

iv)
The Company would request for the deposited funds to be withdrawn from Sinopec Finance, partially or fully, at its discretion irregularly, to assess and ensure the liquidity and safety of the deposited funds.

v)
During annual audit of the Company every year, the Company would engage the auditors of the Company to review the connected transactions between the Company and Sinopec Finance, to ensure that the connected transactions were conducted in accordance to HK Listing Rules and have fulfilled the disclosure obligations.

vi)
Responsible personnel of Sinopec Finance monitors the maximum daily balance of the deposits and interest in respect of the deposits on a daily basis to ensure the aggregate amount does not exceed the approved annual cap, should the case of any potential deposit balance at the day end exceeds the annual cap, the excess fund is transferred to the Company's designated bank account in a third party bank.

vii)
The supervisory committee of Sinopec Finance consist of nine people, with appointment terms of three years and allows for re-election, supervises the operations, compliance to applicable laws and regulations, and risk management of Sinopec Finance to protect the interest of the shareholders.

Sinopec Group has agreed to provide guarantee for Sinopec Finance under the guarantee letter dated 18 December 2004, pursuant to which the Sinopec Group has indemnified, unconditionally and irrevocably, that the Sinopec Group shall provide capital injection to Sinopec Finance in case of any payment difficulties arise from its operations. Such guarantee in turn provides indemnification for the deposited funds of the Company placed with the Sinopec Finance under the Mutual Supply Agreement and the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement to mitigate any potential risk exposure of the deposited funds.

Sinopec Century Bright operates under a comprehensive internal control manual which clearly sets out the control activities and procedures against potential risk exposures of Sinopec Century Bright 's various operating segments. A risk management department and a supervisory committee is formed to supervise and evaluate the internal controls and operations of Sinopec Century Bright, in order to ensure compliance to relevant laws and regulations, to facilitate a systematic operation, to mitigate any potential risks and to produce reports to reflect the true and fair operating and financial conditions of Sinopec Century Bright.

China Petrochemical Corporation is approved by SAFE to make offshore payments with the maximum limit of USD 1 billion, which the amount can be increased upon further request with the approval by SAFE, for the purpose of supporting capital funding to Sinopec Century Bright. Hence when Sinopec Century Bright is in need of liquidity, Sinopec Group can make direct transfer to Sinopec Century Bright to fulfill any liquidity needs. China Petrochemical Corporation has obtained Aa3 credit rating from Moody's and A+ by Standard and Poor in May 2012.

The above measures are to ensure the operation of Sinopec Finance and Sinopec Century Bright to be in a proper and effective manner and safeguard the interests of the Shareholders; as well as keep

LETTER FROM CMB INTERNATIONAL

track of the daily amount of deposit placed in Sinopec Finance and Sinopec Century Bright to ensure the annual caps for Continuing Connected Transaction are not exceeded. The Directors are of the view that these policies would be able to identify any material adverse change of business and financial position of Sinopec Finance and Sinopec Century Bright. Furthermore, the Directors observed that the depository services provided by the Finance Companies and third party commercial banks are inherently exposed to different risk profile as the Finance Companies only serve customers being members of the Sinopec Group and the Company, while third party commercial banks serve a more diverse pool of customers, such differences in risk profile may from time to time cause potential difference in the respective repayment ability of the Finance Companies to the Company. However, the Directors considered that any payment difficulties of the Finance Companies will be indemnified or supported by China Petrochemical Corporation as detailed in above paragraphs, the Directors consider and we concur that the depository services provided by the Finance Companies will be in the interest of the Company and the shareholders as a whole.

We have reviewed the operating procedures and risk management guidelines adopted by the Company in connection to the depository service provided by Sinopec Finance and Sinopec Century Bright. In view of i) the reporting and monitoring mechanism adopted by the Group with respect to the arrangements as set out above and ii) the various provisions under the Mutual Supply Agreement, the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement designed in respect of the depository service are to safeguard the interests of the Company, the directors are of the view and we concur that the Company will have sufficient monitoring of the depository service arrangements pursuant to the Mutual Supply Agreement, the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement. We consider that the above risk management guidelines and principles in relation to the arrangements are appropriate measures which will provide sufficient assurance that the amount to be deposited by the Company with Sinopec Finance and Sinopec Century Bright pursuant to the Mutual Supply Agreement, the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement will be protected and that the interest of the Shareholders will be safeguarded.

Advantages to the Company for utilizing depository services from the Finance Companies

Extensive industry knowledge possessed by the Finance Companies

The Finance Companies are restricted to render financial services only to the Sinopec Group, the Company and the Company's subsidiaries, Under this business association, the Finance Companies have therefore established a historical unique relationship and long-term cooperation with the Company for many years which has enabled the Finance Companies to gain an extensive industry knowledge of the Company's structure and business operations, so as to provide more flexible and bespoke services to the Company in particular its routine cash collection and cash centralization process, to allow smooth operation and swift response to any unforeseen cash depository needs the Company might encounter. At the same time, it allows the Company to maintain a pool of funds with the Finance Companies, in both the onshore PRC and offshore, to allow quick access to any immediate funding needs that occurs.

LETTER FROM CMB INTERNATIONAL

Centralized treasury management

The directors are of the view that the depository service arrangement will enable a comprehensive and effective centralized treasury management of the Company. In addition, the funds deposited at Sinopec Finance will be fully guaranteed by the Sinopec Group to minimize any potential risk exposures of the Company's funds while such protection is not offered by any third party commercial banks to the Company. Such arrangement would enable the Company to centralize its control and management over the financial resources of the Company, thereby improving the utilization and efficiency of fund usage and reduce the demand of external bank borrowings of the Company, which in turn would improve the Company's operating results. This would be particularly helpful to the Company during the time when it is difficult to raise loans under the tightened monetary policy in the PRC by PBOC which cause the banks to tighten lending credits.

More flexible financial arrangements

The depository services with the Finance Companies provide the Company with an alternative but do not preclude the Company from using the services of other PRC or Hong Kong commercial banks. The Company still has its own discretion in choosing other PRC or Hong Kong commercial banks as its financial service provider as it thinks fit and appropriate for the benefit of the Company.

The Directors considers that as Sinopec Finance is regulated by the CBRC, the risk profile of Sinopec Finance, as depository services provider to the Company, is not greater than that of independent commercial banks in the PRC. At the same time, Sinopec Century Bright is regulated under the Money Lenders Ordinance under the Laws of Hong Kong, as well as subject to the continuous supervision of SAFE, the Directors consider that its risk profile is not greater than that of independent commercial banks offshore.

In addition, the handling fees and transaction fees, as well as the interest rates offered by the Finance Companies to the Company, will be no less favorable than the handling fees, transaction fees and interest rates offered by third party commercial banks and therefore it is in the interest of the Company and the Shareholders as a whole.

Moreover, we have noted that similar arrangements exist amongst Hong Kong-listed and PRC-based major state-owned companies to have deposit and transaction settlement services being provided by finance companies which are owned by their respective parent groups in the PRC.

Based on the discussion with Company management, the directors have also considered the certain disadvantages against utilizing depository services from the Finance Companies instead of external third party commercial banks and relevant comparisons which are set out as follows.

Less variety of financial services and products

The management of the Company consider that by utilizing the depository services from the Finance Companies, the Company will be forfeiting the flexibility to receive other banking related products and auxiliary supporting services associated with sizable amounts of deposits that might be provided by third party commercial banks, which the range of services and products offered are normally broader and remain more abreast with the market. On the other hand, the Company management considers that the Company still has its own discretion in choosing other PRC or Hong Kong commercial banks as its financial service provider as it thinks appropriate for the benefit of the Company; as well as considering the utilization of the services provided by the Finance Companies allows centralized treasury management to maximize the efficiency of cash receipt and payment, which also enables the repayments of outstanding borrowings in time to reduce the Company's finance costs as a whole. Hence, the Directors consider it is in the interest of the Company and its shareholders to utilize the depository services provided by the Finance Companies.

Additional cost incurred to manage and monitor the amount of depository services not to exceed the annual caps

The Company has established comprehensive internal control measures to ensure the maximum daily balance and total amount of interest received in respect of these deposits do not exceed the proposed annual caps after approved by the independent shareholders. Such internal control measures are in place to enhance the quality of the Company's treasury management, while it will cost the Company additional resource and manpower to continuously operate the controls and monitor the amount of transactions to ensure the annual caps are not exceeded. The management of the Company considers that such costs are minimal to the expense of the Company.

In the light of foregoing, considering the advantages for and disadvantages against utilizing depository services from the Finance Companies as set out above, we consider the advantages to the Company overwhelms the disadvantages and the effects caused by the disadvantages are minimal to the Company. Hence, we are of the view that the depository service under the Mutual Supply Agreement and the Continuing Connected Transactions Second Supplemental Agreement and the Continuing Connected Transactions Third Supplemental Agreement is in the ordinary and usual course of business.

The historical caps and transaction amounts

		Annual cap for year ending 31 December 2012	For the year ended 31 December 2009	For the year ended 31 December 2010	For the year ended 31 December 2011	For the year ended 30 June 2012
		RMB Billion	RMB Billion	RMB Billion	RMB Billion	RMB Billion

(i)	The aggregate of the average month-end balance of deposit and total amount of interest received in respect of these deposits	9.5	3.25	6.4	6.8	4.5
(ii)	Maximum daily balance and total amount of interest received in respect of these deposits	Not applicable	11.6	27.1	41.6	30.3

LETTER FROM CMB INTERNATIONAL

As at 31 December 2009, 2010 and 2011, the aggregate maximum daily balances of the Company and the interest received in respect of the deposit amounted to approximately RMB11.6 billion, RMB27.1 billion and RMB41.6 billion, respectively. The Company will continue to receive depository services and receive interests arise from the depository services under the Continuing Connected Transactions Third Supplemental Agreement. In view of the continued expansion of the Company's operation, expected increase operation scale and cash flows, increase in numbers of service stations and average throughput per station, expected increase in oil price and general increase in oil products supplied by the Company, which cause significant increase in daily cash and deposit balance, in particular the expected situation of high cash deposit but low cash payments during public holidays, the directors has estimated an increase in the amount of depository services and interest to be received in respect of the depository services, with annual cap of an aggregate of maximum daily deposit and the total amount of interest received in respect of the deposit of RMB38.0 billion for each of the three years ending 31 December 2015, exceeding 5% of the applicable percentage ratios and therefore the annual cap is subject to the approval of the independent board and independent shareholders of the Company.

As discussed with the Company management, the proposed caps of the depository services by the Finance Companies to the Company are determined by reference to:

(a)
The historical transactions conducted, the maximum daily balances of the Company and the interest received thereon in  respect of  financial services provided by  the  Finance Companies to the Company over the previous 3 years;

(b)
The continued expansion of the Company's operation, expected increased in assets, cashflow, expected increase in oil price to USD115 per barrel and general increase in oil and petrochemical products supplied by the Company; and

(c)	The strategies for treasury management of the Company taking into account the business development plans and the financial needs of the itself.

In determining the revised annual cap, the management of the Company considered the aforesaid factors and expects to limit the amount of deposits to be within the annual cap by effective monitoring measures, taking into account utilizing the service of the Company's other third party principal bankers, to protect the interest of the Company and the Shareholders as a whole. We have also been advised by the Company that the annual cap being set at this level is prudent for the Company to benefit from the flexibility in the allocation of available funds.

The Company has complied with the above forecasts based on due and careful analysis of, among other things, certain global economic figures, regional economic figures, analysis of key industry trends in the PRC, as well as the Company's business development plan. We considered such analysis to be reasonable for determining future volume of relevant transactions.

LETTER FROM CMB INTERNATIONAL

4.        ANNUAL REVIEW OF MAJOR CONTINUING CONNECTED TRANSACTIONS

As discussed with the Company management, the Company will comply with the annual review requirements of HK Listing Rules, in particular:

(a)	Every year the Independent Board Committee will review the Continuing Connected Transactions and confirm in the annual report that the transactions have been entered into:

1)	in ordinary and usual course of business of the Company;

2)
either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to or from (as appropriate) independent third parties; and

3)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; and

(b)	Every year the auditors must provide a letter to the Directors and provide to the Stock Exchange, confirming that the Continuing Connected Transactions:

1)	have been approved by the Directors;

2)	are in accordance with the pricing policies of the Company (if the transactions involve provision of goods or services by the Company);

3)	have been entered into in accordance with the relevant agreement governing the transactions; and

4)	have not exceeded the caps disclosed in the previous announcement(s).

We noted from the 2011 annual report of Sinopec Corp. that the auditors of Sinopec Corp. have reviewed the Major Continuing Connected Transactions for the financial year ended 31 December 2011 (the "FY 2011 Transactions") and confirmed that the FY 2011 Transactions were conducted in accordance to Rule 14A.38 of the Hong Kong Listing Rules.

Based on the above, we are of the view that there are appropriate measures in place to monitor the Major Continuing Connected Transactions and protect the interest of the Company and its Shareholders as a whole.

LETTER FROM CMB INTERNATIONAL

5.       RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the entering of the Major Continuing Connected Transactions are in the ordinary and usual course of business of the Company and on normal commercial terms or terms no less favourable to the Company than those with independent third parties; (ii) the proposed caps of the Major Continuing Connected Transactions are reasonably determined; (iii) the terms of the Major Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; (iv) the entering of the Major Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole.

We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of ordinary resolutions in relation to the Major Continuing Connected Transactions as detailed in the notice of the Extraordinary General Meeting as set out at the end of the Circular.

Yours faithfully,

For and on behalf of

CMB International Capital Limited
Fabian Shin Deputy Chief Executive Officer	Kenny How Managing Director Investment Banking Division

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	DISCLOSURE OF INTERESTS

As of the Latest Practicable Date:

(i)
apart from the vice president of Sinopec Corp. Ling Yiqun, who has 10,000 A shares of Sinopec Corp., none of the Directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.;

(ii)
none of the Directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(iii)
none of the Directors was materially interested in any contract or arrangement entered into by any member of the Company and which was significant in relation to the business of the Company taken as a whole;

(iv)
none of the Directors or any professional advisers named in paragraph 9 of this Appendix had any direct or indirect interest in any assets which have been, since 31 December 2011, acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company; and

(v)
the Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Company which would require disclosure under the HK Listing Rules.

APPENDIX	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholders	Type of Shares	Capacity	Number of Shares	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital
China Petrochemical Corporation	A Share	Beneficial owner	65,797,127,692(L)	93.94(L)	75.79
JPMorgan Chase & Co.	H Share	Beneficial owner	196,976,157(L)	1.17(L)	0.22
			34,598,330(S)	0.21(S)	0.004
		Investment Manager	420,609,627(L)	2.51(L)	0.48
		Custodian corporation- corporate/ qualified lending agent	908,622,581(L)	5.41(L)	0.10
BlackRock, Inc.	H Share	Interest of corporation controlled by the substantial shareholder	1,103,504,474(L)	6.58(L)	1.27
			186,800,976(S)	1.11(S)	0.22
Templeton Asset Management Ltd.	H Share	Investment Manager	1,006,669,203(L)	6.00(L)	1.16

Note: (L): Long position, (S): Short position

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

(i)	Mr. Fu Chengyu is the Chairman and Secretary of Communist Party of China Petrochemical Corporation;

(ii)	Mr. Wang Tianpu is the board director and president of China Petrochemical Corporation;

(iii)	Mr. Zhang Yaocang is the Vice President of China Petrochemical Corporation;

APPENDIX	GENERAL INFORMATION

(iv)	Mr. Cao Yaofeng is the Vice President of China Petrochemical Corporation;

(v)	Mr. Li Chunguang is the Vice President of China Petrochemical Corporation; and

(vi)	Mr. Liu Yun is the Chief Accountant of China Petrochemical Corporation.

4.	LITIGATION

No member of the Company is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Company.

5.	SERVICE CONTRACTS

None of the Directors had entered into any service contract with Sinopec Corp. or any member of the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of Sinopec Corp. shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a general meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the general meeting.

7.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31 December 2011, being the date of the latest published audited financial statements of Sinopec Corp.

8.	CONSENTS

CMB International has given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

As at the Latest Practicable Date, CMB International did not have any shareholding in any member of the Company and it did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Company.

APPENDIX	GENERAL INFORMATION

9.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
CMB International Capital Limited	a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance)

10.	MISCELLANEOUS

(a)	The Company Secretary is Mr. Huang Wensheng.

(b)	The registered office and head office of Sinopec Corp. is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, The People's Republic of China.

(c)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC during normal business hours on any business day from the date of this circular until 14 September 2012:

1.        The Mutual Supply Agreement

2.        The Land Use Rights Leasing Agreement

3.        The Land Use Rights Leasing (Additional) Agreement

4.        The Land Use Rights Leasing Agreement Amendment Memo

5.        The Land Use Rights Leasing Agreement Second Amendment Memo

6.        The Land Use Rights Leasing Agreement Third Amendment Memo

7.        The Cultural, Educational, Hygiene and Community Services Agreement

8.        The SPI Fund Document

9.        The Properties Leasing Agreement

APPENDIX	GENERAL INFORMATION

10.        The Continuing Connected Transactions Second Supplemental Agreement

11.        The Continuing Connected Transactions Third Supplemental Agreement

12.        The letter from CMB International to the Independent Board Committee and the Independent Shareholders dated 24 August 2012

13.        The letter from the Independent Board Committee to the Independent Shareholders dated 24 August 2012

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting ("Extraordinary General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") will be held at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing on Tuesday, 16 October 2012 at 9 a.m. for the following purposes:

By way of ordinary resolution:

1.	To consider and approve the following resolution:

"THAT, as set out in the circular dated 24 August 2012 issued by Sinopec Corp. to its shareholders (the "Circular"):

(a)
the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps) for the three years ending on 31 December 2015 be and are hereby approved;

(b)
the Continuing Connected Transactions Third Supplemental Agreement entered into between  Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) be and is hereby approved, ratified and confirmed;

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolutions as necessary or desirable."

2.
To consider and approve the Zhong Ke Guangdong refinery integration project (the "Refinery Project") as set out in the Circular and to authorise Mr. Wang Tianpu, Vice Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Corp. to take all necessary actions in relation to the Refinery Project, including but not limited to the formulation and execution of all the necessary legal documents.

NOTICE OF EXTRAORDINARY GENERAL MEETING

By way of special resolution:

3.
To consider and approve the proposed amendments to the articles of association of Sinopec Corp. as set out in the Circular and to authorise the secretary to the Board of Directors of Sinopec Corp. to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, PRC

24 August 2012

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

Attendee of Extraordinary General Meeting

1.        Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 14 September 2012 are eligible to attend the Extraordinary General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 14 September 2012.

2.        Proxy

(a)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(b)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(c)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of domestic shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the on-site Extraordinary General Meeting.

(d)	A shareholder or his proxy may exercise the right to vote by poll.

3.        Registration procedures for attending the Extraordinary General Meeting

(a)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(b)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Wednesday, 26 September 2012.

(c)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(d)	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 15 September 2012 to Tuesday, 16 October 2012 (both days inclusive).

4.        Resolution for independent shareholders' approval

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Share Listing Rules of Shanghai Stock Exchange, the first ordinary resolution of the Extraordinary General Meeting is subject to the independent shareholders' approval. China Petrochemical Corporation and its associates will abstain from voting on the first ordinary resolution at the Extraordinary General Meeting.

5.   Miscellaneous

(a)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(b)	The address of the Share Registrar for A Shares of Sinopec Corp.: China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

(c)	The address of the Share Registrar of H Shares of Sinopec Corp.: Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

(d)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District, Beijing
Post Code: 100728
The People's Republic of China
Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Proxy Form for the First Extraordinary General Meeting for the Year 2012

Number of Shares related to this proxy form(Note 1)

I (We) (Note 2): ______________________________ of __________________________________ being the holder(s) of  ________________________________________H Share(s)/domestic Share(s) (Note 3)  of RMB1.00 each of China Petroleum & Chemical Corporation ("Sinopec Corp.") now appoint(Note 4)  (I.D. No.: ____________________________ of  __________________________________________________________ Tel. No.: ____________________________)/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first extraordinary general meeting of Sinopec Corp. for the year 2012 ("EGM") to be held at 9:00 a.m. on Tuesday, 16 October 2012 at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China and at any adjournment thereof, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any instruction(s), the proxy may vote for or against the resolutions at his own discretion.

Ordinary Resolutions		For(Note 5)	Against(Note 5)
1	To consider and approve the following resolution: "THAT, as set out in the circular dated 24 August 2012 issued by Sinopec Corp. to its shareholders (the "Circular"):
(a)
the  Renewal  of  Major  Continuing  Connected  Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps) for the three years ending on 31 December 2015 be and are hereby approved;

(b)
the Continuing Connected Transactions Third Supplemental Agreement entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) be and is hereby approved, ratified and confirmed;

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolutions as necessary or desirable."

2
To consider and approve the Zhong Ke Guangdong refinery integration project (the "Refinery Project") as set out in the Circular and to authorise Mr. Wang Tianpu, Vice Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Corp. to take all necessary actions in relation to the Refinery Project, including but not limited to the formulation and execution of all the necessary legal documents.

Special Resolution		For(Note 5)	Against(Note 5)
3
To consider and approve the proposed amendments to the articles of association of Sinopec Corp. as set out in the Circular and to authorise the secretary to the Board of Directors of Sinopec Corp. to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

Date:                                                    2012

Signature(s):                                                    (Note 6)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the EGM provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR the resolution, please indicate with a "{" in the appropriate space under "For". If you wish to vote AGAINST the resolution, please indicate with a "{" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion. Unless you have indicated otherwise in this proxy form, your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. According to the articles of association of Sinopec Corp., as for the unpolled vote or abstention, Sinopec Corp. will not treat it as the vote with voting right when calculating the voting result of this matter.

6.
This proxy form must be signed under hand by you or your attorney duly authorised on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
In case of joint holders of any share, any one of such joint holders may vote at the EGM, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the EGM, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

8.
This proxy form together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares (A shares), to Sinopec Corp. at the Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong at least 24 hours before the time designated for the holding of the EGM.

Reply Slip for the First Extraordinary General Meeting for the Year 2012

I(We)(1)______________________________________________________________of ____________________________________ Tel. No.: _________________________________ being the holder(s) of (2) _________________________  H Share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I(we) or my (our) proxy wish to attend the first extraordinary general meeting of Sinopec Corp. for the year 2012 (the "EGM") to be held at 9:00 a.m. on Tuesday, 16 October 2012 at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China.

Signature(s):  _____________________________

Date:  ___________________________________

Notes:

1.        Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.        Please insert the number of shares registered under your name(s).

3.        The completed and signed reply slip should be delivered to Sinopec Corp. by post, by fax or by hand at the Sinopec Corp.

General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China (or via Fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Wednesday, 26 September 2012. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 27, 2012